
October 21, 2011

<u>Via E-mail</u>
Mr. Donald W. Blair
Chief Financial Officer
Nike, Inc.
One Bowerman Drive
Beaverton, Oregon 97005

      RE: **Nike, Inc.**
               Form 10-K for Fiscal Year ended May 31, 2011
               Filed July 22, 2011
               Form 10-Q for Fiscal Quarter ended August 31, 2011
               Filed October 6, 2011
               File No. 1-10635

Dear Mr. Blair:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year ended May 31, 2011</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Results of Operations, page 25

Operating Segments, page 30

2. In a similar manner to your discussion of consolidated revenues, please disclose the extent to which changes in the average selling prices per pair, increase in unit sales, or the introduction of new products contributed to fluctuations in revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K.

3. In your discussion of each segment's earnings before interest and taxes, please also quantify the extent to which multiple factors impacted earnings before interest and taxes. For example, in fiscal 2011, the increase in North America's earnings before interest and taxes was primarily the result of revenue growth and leverage on selling and administrative expense, which more than offset a lower gross margin percentage. Please separately quantify the impact of each of these factors, including the lower gross margin percentage.

4. You show the impact of currency changes in revenues by presenting the percentage change in revenues excluding currency changes. Please tell us what consideration you gave to presenting similar percentages for earnings before interest and taxes or quantifying the impact of currency changes in your discussion of earnings before interest and taxes for each segment.

5. Beginning on page 5, you discuss footwear imports in the European Union and other countries as well as the restrictions and duties placed on imports. If the impact of any changes in restrictions or duties in any country were or are expected to be material to your consolidated or segment results of operations, please discuss the impact in MD&A.

Capital Resources, page 44

6. Given your significant foreign operations, please enhance your disclosure to address the following:
    *   Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of the end of each period; and
    *   Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.
    Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Financial Statements

Notes to the Financial Statements

Note 1 – Summary of Significant Accounting Policies

Demand Creation Expense, page 60

7. Your disclosures on page 47 indicate that royalty payments are included in both the cost of sales and demand creation expense line items. Specifically, you record royalty payments to endorsers based upon a predetermined percentage of sales of particular products in cost of sales. For contractual obligations for which you estimate that you will not meet the minimum guaranteed amount of royalty fees through the sales of product, you record the amount of the guaranteed payment in excess of that earned through sales of product in demand creation expenses. Please separately disclose the amounts included in each line item and if material, provide an appropriate narrative analysis.

8. Aside from cooperative advertising programs, please disclose whether you pay slotting fees, have buydown programs, or make other payments to resellers or for any other sales incentives provided to your customers. Please disclose your accounting policy for each of these types of arrangements, including the statement of income line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. Refer to ASC 605-50-45. Please also discuss in MD&A any significant estimates resulting from these arrangements.

9. Your disclosures indicate that all of your payments related to cooperative advertising programs are recorded in selling and administrative expense and no amounts are recorded as a reduction to revenues. Please tell us how you determined that this was appropriate based on ASC 605-50-45-2 through 5 and Example 3 of ASC 605-50-55. Please help us understand how you determined that the amount of consideration paid in all situations is less than or equal to the fair value of the benefit received.

Property, Plant and Equipment and Depreciation, page 61

10. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate depreciation and amortization to cost of sales, please tell us what consideration you gave to SAB Topic 11:B.

Note 11 – Common Stock and Stock-Based Compensation, page 75

11. Please disclose whether there are any differences in the dividend and liquidation preferences or participation rights of the Class A and Class B common stock holders.

Note 15 – Commitments and Contingencies, page 78

12. In the ordinary course of business, you are involved in various legal proceedings involving contractual and employment relationships, product liability claims, trademark rights, and a variety of other matters. You do not believe there are any pending legal proceedings that will have a material impact on your financial position or results of operations. Please confirm that you considered these matters in the aggregate in addition to individually in making this determination. Please also disclose the expected impact on your cash flows.

Note 18 — Operating Segments and Related Information, page 83

13. Geographic operating segment revenues and cost of sales reflect the use of standard rates. For all NIKE Brand operating segments, differences between assigned standard foreign currency rates and actual market rates are included in Corporate. Please address the following:
- Please expand your disclosures to clarify how you arrive at standard foreign currency rates;
- In MD&A, you present the percentage change in revenues excluding currency changes. Please further clarify how you arrive at these percentages in MD&A, including in note (2) on page 30. It appears that you may be using constant assigned standard foreign currency rates rather than constant actual foreign currency rates in arriving at these percentages; and
- The differences between actual foreign currency rates and standard currency rates assigned to these entities are recorded in Corporate. If there were any significant differences in any period, please disclose the amount and corresponding entity to which the difference relates.

Form 10-Q for Fiscal Quarter ended August 31, 2011

General

14. Please address the above comments in your interim filings as well, as applicable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

/s/ Nudrat Salik
   for
John Hartz
Senior Assistant Chief Accountant